NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 20, 2020

Seabridge Gold Secures $9.9 Million Bought Deal Private Placement

of Flow-Through Shares at $32.94 Per Share

Toronto, Canada - Seabridge Gold announced today that it has entered into an agreement with Cantor Fitzgerald Canada Corporation as sole bookrunner and lead underwriter on behalf of a syndicate of underwriters including B. Riley FBR, Inc. Canaccord Genuity Corp. and Roth Capital Partners, LLC (together, the "Underwriters"), under which the Underwriters have agreed to purchase, on a "bought deal" private placement basis, 300,000 flow-through common shares (the "Flow-Through Shares") at a price of $32.94 per share, for total gross proceeds of approximately $9.9 million (the "Offering"). The offering price represents a 45.6% premium to the previous day's closing price on the TSX.

The Company has granted the Underwriters an option to increase the gross proceeds of the Offering by up to 15% (the "Underwriters' Option"), exercisable in whole or in part at any time up to two business days prior to the closing date.

The closing of the Offering is expected to occur on or about June 11, 2020 and is subject to the completion of formal documentation and receipt of regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE. The Flow-Through Shares issued in connection with the Offering will be subject to a statutory hold period in accordance with applicable securities legislation.

The Company intends to use the gross proceeds from the sale of the Flow-Through Shares for Canadian Exploration Expenses ("CEE") within the meaning of the Income Tax Act (Canada) to explore the Company's mineral properties in British Columbia. The Company has also agreed to renounce such CEE with an effective date of no later than December 31, 2020.

This press release is not an offer of common shares for sale in the United States. The common shares may not be offered or sold in the United States absent registration or an available exemption from the registration requirements of the US. Securities Act of 1933, as amended (the "U.S. Securities Act") and applicable U.S. state securities laws. Seabridge will not make any public offering of the securities in the United States. The common shares have not been and will not be registered under the U.S. Securities Act, or any state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM and Iskut Projects located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.net/resources.php.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net